

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2020

Chad Robins
Chief Executive Officer
Adaptive Biotechnologies Corporation
1551 Eastlake Avenue East, Suite 200
Seattle, Washington 98102

      Re: Adaptive Biotechnologies Corporation
          Draft Registration Statement on Form S-1
          Submitted January 9, 2020
          CIK No. 0001478320

Dear Mr. Robins:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Andrew Ledbetter, Esq.